Exhibit 99.2

1500 rue University, bureau 700
Montréal QC, H3A 3S8
Le 14 septembre 2011	www.computershare.com

MODIFIÉ (2)

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: AURICO GOLD INC.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée extraordinaire
Date d'inscription pour recevoir l'avis :	23-09-2011
Date d'inscription pour voter (s'il en est) :	23-09-2011
Date de détermination de la propriété véritable :	23-09-2011
Date de l'assemblée :	24-10-2011
Endroit de l'assemblée (si disponible):	Toronto, On.

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
Actions ordinaires	05155C105	CA05155C1059

Sincèrement,

Société de fiducie Computershare du Canada /
Services aux investisseurs Computershare Inc.

Agent pour AURICO GOLD INC.